ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT dated for reference the 14th day of August, 2003 (the "Agreement").

BETWEEN:

EAESW INC., doing business as Strata Web Systems Ltd., a Colorado company, having an office at Suite 855, 700 Fourth Avenue SW, Calgary, Alberta T2P 3J4

(the "Vendor")

AND:

PETROLEUM PLACE, INC., a Colorado company, having an office at 1221 Lamar, Suite 1400, Houston, Texas, USA 77010

(the "Principal")

AND:

STORAGE ALLIANCE INC., a Nevada corporation, extra-provincially registered in the Province of Alberta and having an office at Suite 725, 435 Fourth Avenue SW, Calgary, Alberta, T2P 3A8

(the "Purchaser")

WHEREAS:

  The Vendor carries on an internet and intranet mapping and information management software business known as Strata Web (the "Business") at or about Calgary, Alberta;

  The Vendor has agreed to sell and the Purchaser has agreed to purchase (subject to certain exclusions hereinafter described) certain property and assets of the Business on the terms and conditions herein provided; and

  The Principal is the sole shareholder of the Vendor, and has become a party to this Agreement for the purpose of jointly and severally covenanting with the Vendor to indemnify the Purchaser in the manner provided in this Agreement;

NOW THEREFORE in consideration of the premises and the respective covenants, agreements representations, warranties and indemnities of the parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged) the parties hereto covenant and agree as follows:

1. DEFINED TERMS

1.1 For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

      "Encumbrance" means any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, reservation, easement, right of occupation, any matter capable of registration against title, option, right of preemption, privilege or any contract to create any of the foregoing;

      "ETA" means Part IX of the Excise Tax Act (Canada), as amended from time to time;

      "GST" means all taxes payable under the ETA or under any provincial legislation similar to the ETA, and any reference to a specific provision of the ETA or any such provincial legislation shall refer to any successor provision thereto of like or similar effect; and

      "Intellectual Property" means the following intellectual property rights owned by the Vendor pertaining to the Business, including:

        all copyrights (whether registered or not) owned by the Vendor as listed on Schedule 5 - Intellectual Property,

        all industrial designs, design patents and other designs owned by the Vendor as listed on Schedule 5 - Intellectual Property,

        all letters patent of invention and all applications for letters patent, renewals, reissues, extensions, divisions, continuations and continuations-in-part thereof owned by the Vendor, as listed on Schedule 5 - Intellectual Property, all trade-marks (whether registered or not and whether arising under statute or at common law) owned by the Vendor, as listed on Schedule 5 - Intellectual Property, including, without limitation, designs, logos, indicia, trade-names, corporate names, company names, business names, trade styles and other source or business identifiers, all computer programs (whether in source code or object code form) and all databases owned by the Vendor in whatever form and on whatever medium those programs or databases are expressed, fixed, embodied or stored from time to time, and the copyright therein, as listed on Schedule 5 - Intellectual Property and including, without limitation, all corrections, updates, enhancements, translations, modifications, adaptations and new versions thereof together with both the media upon or in which such software and databases are expressed, fixed, embodied or stored (such as disks, diskettes, tapes and semiconductor chips) and all flow charts, manuals, instructions, documentation and other material relating thereto, and all internet protocol addresses, domain names and websites used by the Vendor as listed on Schedule 5 - Intellectual Property.

      Currency

      1.2 Unless otherwise indicated, all dollar amounts in this Agreement are expressed in Canadian funds.

      Sections and Headings

      1.3 The division of this Agreement into articles, sections and subsections and the insertion of headings are for convenience of reference only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to an article, section, subsection or schedule refers to the specified article, section or subsection of or schedule to this Agreement.

      Number, Gender and Persons

      1.4 In this Agreement, words importing the singular number only shall include the plural and vice versa, words importing gender shall include all genders and words importing persons shall include individuals, corporations, partnerships, associations, trusts, unincorporated organizations, governmental bodies and other legal or business entities of any kind whatsoever.

      Accounting Principles

      1.5 Any reference in this Agreement to generally accepted accounting principles refers to generally accepted accounting principles that have been established in Canada, including those approved from time to time by the Canadian Institute of Chartered Accountants or any successor body thereto.

      Entire Agreement

      1.6 This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as herein provided.

      Time of Essence

      1.7 Time shall be of the essence of this Agreement.

      Applicable Law

      1.8 This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Alberta and the federal laws of Canada applicable therein, and each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of such province and all courts competent to hear appeals therefrom.

      Amendments and Waivers

      1.9 No amendment or waiver of any provision of this Agreement shall be binding on either party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise provided.

      Schedules

      1.10 The schedules (the "Schedules") attached to this Agreement form part of this Agreement. All terms defined in the body of this Agreement will have the same meaning in the Schedules attached hereto.

      2. PURCHASE AND SALE

      2.1 Subject to the terms and conditions of this Agreement, effective as at the Closing Date (as defined herein) the Vendor will sell, transfer, and assign to the Purchaser and the Purchaser agrees to purchase from the Vendor, free and clear of all Encumbrances, the following assets:

      the leases, leasehold property, interests in the leasehold property and the improvements, appurtenances and fixtures on the leasehold property (the "Leasehold Property") as described in Schedule 2 - Leasehold Property attached hereto on the condition that the Vendor obtains all applicable consents of the lessor (the "Landlord") to the assignment of the Leasehold Property;

      all equipment used in connection with the Business (the "Equipment") as described in Schedule 3 - Equipment attached hereto;

      the benefit of all unfilled orders received by the Vendor in connection with the Business, and all other contracts, engagements or commitments, whether written or oral, to which the Vendor is entitled in connection with the Business, and in particular all right, title and interest of the Vendor in, to and under the material agreements and contracts (the "Material Contracts") described in the Schedule 4 - Material Contracts attached hereto;

      all customer lists, brochures, samples, price lists, advertising material, production records, employee manuals, accounting and other books and records, and all other information, correspondence, documents, and material relating to the Business;

      all right, title, and interest of the Vendor in and to all the Intellectual Property, including without limitation the Intellectual Property described in Schedule 5 - Intellectual Property attached hereto;

      all licences, including without limitation those described in Schedule 6 - Permits and Licences attached hereto; and

      the goodwill of the Business and the right of the Purchaser to represent itself as carrying on the Business in continuation of and in succession to the Vendor and the right to use the names "DataMap, DataMap Enterprises, DataMap Lite, Workspace Manager and Query Manager" or any variation thereof as part of or in connection with the Business (the "Goodwill")

      (collectively, the "Business Assets").

      2.2 Cash on hand or on deposit shall be specifically excluded from the purchase and sale in this Agreement and from the Business Assets.

      3. PURCHASE PRICE AND ALLOCATION

      3.1 The purchase price payable by the Purchaser to the Vendor for the Business Assets will be the sum of $87,500, plus or minus any adjustments pursuant to Clause 5.4 hereof (the "Purchase Price").

      3.2 The Purchase Price will be allocated among the various items comprising the Business Assets and the Vendor and the Purchaser agree to report the sale and purchase of the Business Assets for all federal, provincial and local tax purposes in a manner consistent with such allocation.

      3.3 The Vendor makes no representation or warranty that the allocation of the Purchase Price pursuant to Clause 3.2 herein will be accepted by the Minister of National Revenue in connection with the Income Tax Act (Canada) (the "Tax Act").

      4. PAYMENT OF THE PURCHASE PRICE

      4.1 The Purchase Price will be paid by delivery as at the Closing Date by the Purchaser to the Vendor or the Vendor's solicitors by wire transfer, for the amount of the Purchase Price to the following account in the name of the Principal: Bank One, NA ABA #102001017, Account #223063601.

      5. CLOSING, POSSESSION, AND ADJUSTMENTS

      5.1 The Closing will take place at 10:00 a.m. local time, on or before August 29, 2003 (the "Closing Date") at the offices of the Vendor, or at such other place, date, and time or in such other manner as may be mutually agreed upon by the parties hereto.

      5.2 The Vendor will deliver possession of the Business Assets, free of any other claim to possession and any tenancies to the Purchaser on the Closing Date, subject to Clauses 5.3 and 5.4.

      5.3 If on the Closing Date the Landlord has not given its consent (the "Consent") to the assignment (the "Assignment") of the Leasehold Property to the Purchaser, then:

      for the period (the "Consent Period") beginning on the Closing Date and ending one month later, the Vendor shall use commercially reasonable efforts to obtain the Consent effective no later than the first day (the "Lease Assignment Date") of the second month following the month in which the Closing Date occurs;

      if the Vendor obtains the Consent within the Consent Period, then Purchaser shall pay to the Vendor, no later than the Lease Assignment Date, an amount equal to the pro rated portion of the rent for the Leasehold Property attributable to the period between the Closing Date and the Lease Assignment Date, and the Vendor shall maintain the Leasehold Property in good standing through the Lease Assignment Date; and

      the Purchaser acknowledges that the Vendor may be unable to obtain the Consent within the Consent Period and, in consideration of the Vendor's agreement to maintain the lease in good standing through the Lease Assignment Date, the Purchaser, for itself and its directors, officers, employees, agents, successors and lawful assigns, hereby forever releases the Vendor from liability for any consequential damages that may be suffered by the Purchaser, its directors, officers, employees, agents, successors and lawful assigns as a result of any failure by the Vendor to obtain the Consent within the Consent Period.

      5.4 All revenues and expenses of the Business and relating to the Business Assets will be adjusted between the Vendor and the Purchaser as at the commencement of business on the Closing Date to the effect that in respect of any period before that time the Vendor will bear all expenses and receive all revenues relating to the Business Assets and that from and after said time the Purchaser will bear all expenses and receive all revenues relating to the Business Assets.

      6. DEPOSIT

      6.1 Forthwith upon execution of this Agreement by all parties hereto, the Purchaser will deposit in trust with Clark, Wilson, Barristers and Solicitors (the "Trustee") a deposit in the amount of $10,000 (the "Deposit"), which Deposit will be placed in an interest bearing account and will be dealt with as follows:

      the Deposit will be paid to the Vendor on the Closing Date if the Vendor is ready, willing, and able to complete the sale of the Business Assets in accordance with the terms hereof, all of the conditions set forth in Clause 13.1 have been satisfied or waived, and the purchase and sale contemplated hereby is completed, then the Deposit will be applied to the credit of the Purchaser toward the Purchase Price; and

      the Deposit will be paid to the Purchaser if either:

        the conditions set forth in Clause 13.1 have not been satisfied or waived and the Purchaser elects not to complete; or

        the Vendor is not ready, willing, and able to complete the sale of the Business in accordance with the terms hereof on the Closing Date and the Purchaser elects not to complete.

      6.2 Notwithstanding anything to the contrary contained herein, if a dispute arises as to the disposition of the Deposit while the Deposit is held by the Trustee, then the Trustee will have the right to pay same into court and such payment will be an effective discharge of the Trustee of all its obligations hereunder.

      6.3 If this Agreement contains subject conditions then notwithstanding anything to the contrary contained herein the Vendor will receive and retain, as outright and non-refundable consideration, the sum of $100.00 out of the Deposit upon the Vendor signing this Agreement and in consideration therefor the Vendor covenants and agrees not to withdraw its acceptance of the offer constituted by this Agreement, prior to the time for removal of any subject conditions contained herein, up to the Closing Date.

      7. ASSUMPTION OF LIABILITY

      7.1 Subject to the provisions of this Agreement, the Purchaser agrees to assume, pay, satisfy, discharge, perform and fulfil, from and after the Closing Date, all obligations and liabilities of the Vendor in respect of:

      the Material Contracts which are assigned to the Purchaser as set out in the assignment and assumption agreement (the "Assignment and Assumption Agreement") attached hereto as Schedule 7;

      the licences, permits, approvals, consents, registrations, certificates and other authorizations described in Schedule 6 - Permits and Licences; and

      the agreements entered into by the Vendor in the ordinary course of the Business for the provision of services by the Vendor related to the Business Assets.

      7.2 At the Closing Date, the Vendor and the Purchaser will deliver the Assignment and Assumption Agreement whereby the Vendor assigns all right, title, benefit and interest under the Material Contracts to the Purchaser and the Purchaser covenants to assume, perform and discharge set obligations and liabilities from and after the Closing Date and to indemnify and save harmless the Vendor in respect thereof.

      7.3 Without in any way limiting Clauses 10.4 and 10.6, the Purchaser shall not assume, and the Vendor shall be solely responsible for and shall indemnify and hold harmless the Purchaser from and against all liability and other claims and obligations respecting services provided by the Vendor in connection with the Business Assets up to the Closing Date. The Purchaser may satisfy any such obligations not assumed by it where it is required to do so by law or by order of any court or regulatory authority having jurisdiction over it or where it determines in good faith to do so for valid business reasons and with the prior written consent of the Vendor and, in any such case, the Vendor shall reimburse the Purchaser forthwith following demand for all expenses incurred by the Purchaser in connection therewith, limited to a period of twelve (12) months following the Closing Date.

      8. REPRESENTATIONS AND WARRANTIES OF THE VENDOR and THE Principal

      8.1 The Vendor and the Principal jointly represent and warrant to the Purchaser, with the intent that the Purchaser will rely thereon in entering into this Agreement and in concluding the transactions contemplated hereby, that:

      the Vendor is a corporation duly incorporated, validly existing, and in good standing under the laws of the State of Colorado, and has the power, authority, and capacity to carry on the Business as presently conducted, to own and dispose of the Business Assets and to enter into this Agreement and carry out its terms;

      the Principal is a corporation duly incorporated, validly existing, and in good standing under the laws of the State of Colorado, and has the power, authority and capacity to enter into this Agreement and carry out its terms;

      the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Vendor, and this Agreement constitutes a valid and binding obligation of the Vendor and the Principal enforceable against the Vendor and the Principal respectively in accordance with its terms; except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction;

      to the best of the Principal's knowledge, the Vendor is not a party to any collective agreement relating to the Business with any union, association of employees or bargaining agent, and no part of the Business, or any associated, related or otherwise connected business, is bound by any such collective agreement or has been certified as a unit appropriate for collective bargaining and there are no proceedings under any applicable employment or labour laws or any similar legislation or applications for certification which are or could result in an obligation of or be binding upon the Vendor or any employer which is associated, related to or otherwise connected to the Vendor and there are no circumstances under which the provisions of such legislation can apply to the transactions contemplated by this Agreement;

      neither the execution and delivery of this Agreement nor the performance of the Vendor's or the Principal's obligations hereunder will:

        violate or constitute default under the respective constating documents, by-laws, or articles of the Vendor or the Principal, any order, decree, judgment, statute, by-law, rule, regulation, or restriction applicable to the Vendor, the Principal, the Business or any of the Business Assets, or any contract, agreement, instrument, covenant, mortgage, or security, including in particular the Material Contracts to which the Vendor or the Principal is a party or which are binding upon the Vendor or the Principal, give any person the right to terminate, cancel or remove any of the Business Assets, except to the extent that the consents of the other parties to the leases of the Leasehold Property and to the Material Contracts are required to assign the Leasehold Property and the Material Contracts, result in any fees, duties, taxes, assessments, penalties or other amounts becoming due or payable, other than such as may become payable under the Tax Act or the ETA,

        give rise to acceleration of the time for payment of any monies payable or for the performance of any obligation to be performed under the Material Contracts,

        give rise to the creation or imposition of any Encumbrance on any of the Business Assets, or

        violate or constitute default under any licence, permit, approval, consent or authorization held by the Vendor or necessary to the operation of the Business Assets;

      the Vendor owns and possesses and has good and marketable title to the Business Assets free and clear of all Encumbrances of every kind and nature whatsoever;

      the Business Assets are in good working order and in a functional state of repair and to the best of the knowledge of the Vendor there are no material defects thereto;

      the Vendor does not have any indebtedness which might by operation of law or otherwise now or hereafter constitute an Encumbrance upon any of the Business Assets;

      no person other than the Purchaser has any written or oral agreement or option or any right or privilege (whether by law, preemptive or contractual) capable of becoming an agreement or option for the purchase or acquisition from the Vendor of any of the Business Assets;

      Schedule 4 - Material Contracts contains a true and correct listing of each written or oral contract of the following types to be acquired or assumed by the Purchaser:

        contracts or commitments for the operation of the Business Assets;

        contracts or commitments for the provision of services in connection with the operation of the Business Assets;

        contracts or commitments out of the ordinary course of business,

        contracts or commitments involving an obligation to pay in the aggregate $10,000 or more or of a duration greater than one year,

        contracts or commitments affecting ownership of, or title to, or any interest in real estate or in personal property,

        contracts or commitments in respect of the Intellectual Property, and employment contracts or commitments other than unwritten employment contracts of indefinite duration entered into in the ordinary course of the Vendor's Business;

      Schedule 4 - Material Contracts, to the best of the Principal's knowledge, contains an accurate and complete description of all material particulars respecting the Material Contracts and except as disclosed in said Schedule:

        there has not been any default in any obligation or liability in respect of any of the Material Contracts by the Vendor and the Vendor has performed all of the obligations required to be performed by it and is entitled to all benefits under the Material Contracts, to the best of the Principal's knowledge, there has not been any amendment, modification, variation, surrender, or release of any of the Material Contracts, and each of the Material Contracts, if any, is in good standing and in full force and effect and the Vendor has performed all of the obligations required to be performed by it and is entitled to all benefits thereunder, and as is not in default or alleged to be in default in respect of any Material Contract or any other contracts, engagements or commitments provided for in this Agreement, to which the Vendor is a party or by which it is bound;

      all licences required for the conduct in the ordinary course of the operations of the Business and the uses to which the Business Assets have been put have been obtained and are in good standing and such conduct and uses are in compliance with such licences and permits and with all laws and other restrictions, rules, regulations, and ordinances applicable to the Business and the Business Assets and neither the execution and delivery of this Agreement nor the completion of the purchase and sale hereby contemplated will give any person the right to terminate or cancel any of the said licenses or permits or affect such compliance;

      there are no actions, suits, proceedings, investigations, complaints, orders, directives, or notices of defect or non-compliance by or before any court, governmental or domestic commission, department, board, tribunal, or authority, or administrative, licensing, or regulatory agency, body, or officer issued, pending, or to the best of the Vendor's knowledge threatened against or affecting the Vendor or in respect of the Business or any of the Business Assets;

      the financial statements of the Vendor for the fiscal period ended May 31, 2003 (the "Financial Statements"), copies of which are attached hereto as Schedule 1 - Financial Statements, were prepared in accordance with generally accepted accounting principles consistently applied and are true and correct and present fairly and completely the assets, liabilities (whether accrued, absolute, contingent or otherwise), and the financial condition of the Vendor and the results of the operation of the Business for the periods reported thereby;

      since the date of the balance sheet included in the Financial Statements there has not been:

        any change in the financial condition of the Business, its liabilities or the Business Assets other than changes in the ordinary course of business, none of which has been materially adverse, or any damage, destruction, loss or other event (whether or not covered by insurance) materially and adversely affecting the Business Assets or the Business;

      the books and records of the Vendor present fairly and completely in all material respects, in accordance with generally accepted accounting practices consistently applied, the matters which said books and records purport to present, and all material financial transactions of the Vendor relating to the Business have been accurately recorded in said books and records;

      to the best of the Principal's knowledge, there is no requirement to make any filing with, give any notice to or to obtain any licence, permit, certificate, registration, authorization, consent or approval of, any governmental or regulatory authority as a condition to the lawful consummation of the transactions contemplated by this Agreement, except for the filings, notifications, licences, permits, certificates, registrations, consents and approvals described in Schedule 8 - Consents, or that relate solely to the identity of the Purchaser or the nature of any business carried on by the Purchaser. There is no requirement under any Material Contract relating to the Business or the Business Assets to which the Vendor is a party or by which it is bound to give any notice to, or to obtain the consent or approval of, any party to such agreement, instrument or commitment relating to the consummation of the transactions contemplated by this Agreement except for the notifications, consents and approvals described in Schedule 8 - Consents;

      the transaction contemplated by this Agreement is not a reviewable transaction under the Investment Canada Act;

      the Vendor is not a non-resident of Canada within the meaning of the Tax Act;

      the Vendor has duly filed on a timely basis all tax returns and reports required to be filed by it including all federal and provincial income tax returns and has paid all taxes that are due and payable, and all assessments, re-assessments, governmental charges, penalties, interest and fines due and payable by it prior to the Closing Date. The Vendor has made adequate provision for taxes payable in respect of the Business for the current period and any previous period for which tax returns are not yet required to be filed. The Vendor has withheld from each payment made to any of its past or present employees, officers or directors and to any non-resident of Canada, the amount of all taxes and other deductions required to be withheld therefrom, and has paid the same to the proper tax or other receiving officers within the time required under any applicable legislation. The Vendor has remitted to the appropriate tax authority, when required by law to do so, all amounts collected by it on account of GST;

      the Vendor is a registrant for the purposes of the ETA and the Vendor's registration number is 867289985;

      Schedule 5 - Intellectual Property, to the best of the Principal's knowledge, sets out all registered or pending Intellectual Property (including particulars of registration or application for registration) and all licences, registered user agreements and other contracts that comprise or relate to Intellectual Property. The Intellectual Property comprises all trade or brand names, business names, trade marks, service marks, copyrights, patents, trade secrets, know-how, inventions, designs and other industrial or intellectual property necessary for the operation of the Business Assets. The Vendor is the beneficial owner of the Intellectual Property, free and clear of all Encumbrances, and is not a party to or bound by any contract or any other obligation whatsoever that limits or impairs its ability to sell, transfer, assign or convey, or that otherwise affects, the Intellectual Property. No person has been granted any interest in or right to use all or any portion of the Intellectual Property. The operation of the Business Assets does not infringe upon the industrial or intellectual property rights, domestic or foreign, of any other person. The Vendor is not aware of a claim of any infringement or breach of any industrial or intellectual property rights of any other person, nor has the Vendor received any notice that the conduct of the Business or the operation of the Business Assets, including the use of the Intellectual Property, infringes upon or breaches any industrial or intellectual property rights of any other person, and the Vendor, after due inquiry, has no knowledge of any infringement or violation of any of its rights in the Intellectual Property. The Vendor is not aware of any state of facts that casts doubt on the validity or enforceability of any of the Intellectual Property. The Vendor has provided to the Purchaser a true and complete copy of all contracts and amendments thereto that comprise or relate to the Intellectual Property;

      the Vendor has the Business Assets insured against loss or damage by all insurable hazards or risks on a replacement cost basis and such insurance coverage will be continued in full force and effect to and including the Closing Date and the Vendor is not in default with respect to any of the provisions contained in any such insurance policy and has not failed to give any notice or present any claim under any such insurance policy, in due and timely fashion; and

      to the best of the Principal's knowledge, neither this Agreement nor any document to be delivered by the Vendor nor any certificate, report, statement or other documents furnished by the Vendor in connection with the negotiation of this Agreement contains or will contain any untrue statement of a material fact.

      9. REPRESENTATIONS OF THE PURCHASER

      9.1 The Purchaser represents and warrants to the Vendor as follows, with the intent that the Vendor will rely thereon in entering into this Agreement and in concluding the purchase and sale contemplated hereby, that:

      the Purchaser is a corporation duly incorporated, validly existing, and in good standing under the laws of State of Nevada and extra-provincially registered in Alberta and has the power, authority, and capacity to enter into this Agreement and to carry out its terms;

      the execution and delivery of this Agreement and the completion of the transactions contemplated hereby has been duly and validly authorized by all necessary corporate action on the part of the Purchaser, and this Agreement constitutes a valid and binding obligation of the Purchaser in accordance with its terms; except as enforcement may be limited by bankruptcy, insolvency and other laws affecting rights of creditors generally and except that equitable remedies may be granted only at the discretion of a court of competent jurisdiction;

      it has made payment of the Deposit in trust, will make prompt payment of the Purchase Price on the Closing Date, will conclude the purchase in a timely manner, will maintain in confidence all of the terms and conditions of this Agreement, except as may be required by applicable law and regulations, will not seek to resell any of the Business Assets during the period of time between the execution of this Agreement and the Closing Date, and will continue to serve the clients of the Business for at least six months after the acquisition of the Business Assets; and

      there is no requirement for the Purchaser to make any filing with, give any notice to or obtain any licence, permit, certificate, registration, authorization, consent or approval of, any government or regulatory authority as a condition to the lawful consummation of the transactions contemplated by this Agreement.

      10. COVENANTS OF THE VENDOR

      10.1 Between the date of this Agreement and the Closing Date, the Vendor:

      will not sell or dispose of any of the Business Assets and will preserve the Business Assets intact without any Encumbrances;

      will conduct the Business diligently and only in the ordinary course consistent with past practice, keep the Business Assets in their present state, and endeavour to preserve the organization of the Business intact and the goodwill of the suppliers and customers and others having business relations with the Vendor relating to the Business and the Business Assets;

      will maintain insurance coverage of the scope and in the amounts presently held in full force and effect and shall take out, at the expense of the Purchaser, such additional insurance as may reasonably be requested in writing by the Purchaser with a copy to the Principal and shall give all notices and present all claims under all policies of insurance in a due and timely fashion;

      will afford the Purchaser and its authorized representatives full access during normal business hours to the Business Assets and all other property and assets utilized in the Business and without limitation all title documents, abstracts of title, deeds, leases, contracts, financial statements, policies, reports, licenses, books, records, and other such material relating to the Business and the Business Assets, and furnish such copies thereof and other information, as the Purchaser may reasonably request;

      will use its best efforts to procure and obtain at or prior to the Closing Date all such consents, approvals, releases, and discharges as may be required to effect the transactions contemplated hereby from all federal, provincial, municipal or other governmental or regulatory bodies and from all other third parties as necessary;

      will, within 10 days of the execution hereof, deliver to the Purchaser true copies of the Material Contracts;

      at the request of the Purchaser, the Vendor shall execute such consents, authorizations and directions as may be necessary to permit any inspection of the Business or any of the Business Assets or to enable the Purchaser or its authorized representatives to obtain full access to all files and records relating to the Business or the Business Assets maintained by governmental or other public authorities;

      the Vendor shall pay and discharge the liabilities of the Vendor relating to the Business Assets in the ordinary course and consistent with the previous practice of the Vendor, except those contested in good faith by the Vendor;

      the Vendor shall use its best efforts to take or cause to be taken all necessary corporate action, steps and proceedings to approve and authorize validly and effectively the transfer of the Business Assets to the Purchaser and the execution and delivery of this Agreement and any other Agreements or documents contemplated hereby including, if necessary, the passing of a special resolution of shareholders and to cause all necessary meetings of directors and shareholders of the Vendor to be held for such purpose; and

      will not, without the prior written consent of the Purchaser, enter into any transaction or refrain from doing any action that, if effected before the date of this Agreement, would constitute a breach of any representation, warranty, covenant or other obligation of the Vendor contained herein, and the Vendor shall not enter into any material supply agreements relating to the Business or make any material decisions or enter into any material contracts with respect to the Business or the Business Assets without the consent of the Purchaser, which consent shall not be unreasonably withheld.

      10.2 The Vendor agrees that from and after the Closing Date neither the Vendor nor any of its associates or affiliates will use any of the words "DataMap, DataMap Enterprises, DataMap Lite, Workspace Manager and Query Manager" or any part thereof or any similar words in any business name or business venture.

      10.3 On or before the Closing Date, the Vendor shall terminate the employment of Slavisa Ceremidzic, Jessica Yung, Ricardo Garcia, Pam Mackenzie and Mateusz Kacperski to whom the Purchaser shall have made an offer of employment, and the Vendor shall indemnify and save harmless the Purchaser from and against all claims by any employee of the Vendor for wages, salaries, bonuses, pension or other benefits, severance pay, notice or pay in lieu of notice and holiday pay in respect of any period before the Closing Date.

      10.4 The Vendor covenants and agrees to indemnify and hold harmless the Purchaser from and against:

      any and all debts, obligations, and liabilities, whether accrued, absolute, contingent, or otherwise, existing at the time of the Closing Date, respecting the Business or the Business Assets; and the Purchaser may, but will not be bound to, pay or perform same and all monies so paid by the Purchaser in doing so will constitute indebtedness of the Vendor to the Purchaser hereunder;

      any and all damage or deficiency resulting from any misrepresentation, misstatement, breach of warranty, or the non-fulfilment of any covenant on the part of the Vendor under this Agreement or under any document or instrument delivered pursuant hereto or in connection herewith;

      any and all claims, actions, suits, proceedings, demands, assessments, judgments, charges, penalties, costs, and expenses (including the full amount of any legal expenses invoiced to the Purchaser) which arise or are made or claimed against or are suffered or incurred by the Purchaser in respect of any of the foregoing; and

      any and all losses suffered or incurred by the Purchaser as a result of or arising directly or indirectly out of or in connection with the operation of the Business Assets up to the Closing Date.

      10.5 The exercise of any rights or inspection by or on behalf of the Purchaser under Clause 10.1 shall not mitigate or otherwise affect any of the representations and warranties of the Vendor hereunder which shall continue in full force and effect as provided in Clause 8.1.

      10.6 For a period of twelve (12) months for the Closing Date, the Vendor and the Principal shall jointly and severally indemnify and hold harmless the Purchaser from and against:

      any and all liabilities, whether accrued, absolute, contingent or otherwise, existing at the Closing Date and which are not agreed to be assumed by the Purchaser under this Agreement;

      any and all damage or deficiencies resulting from any material misrepresentation, breach of warranty or non-fulfilment of any covenant on the part of the Vendor under this Agreement or from any material misrepresentation in or omission from any certificate or other instrument furnished or to be furnished to the Purchaser under this Agreement; and

      any and all claims, actions, suits, demands, costs and legal and other expenses incident to any of the foregoing.

      10.7 Notwithstanding anything to the contrary contained herein, the maximum joint and/or several liability of the Principal and Vendor is limited to the Purchase Price actually paid by the Purchaser. In no event shall any indirect consequential, exemplary or punitive damages be awarded in connection with any dispute brought hereunder.

      11. COVENANTS OF THE PURCHASER

      11.1 Between the date of this Agreement and the Closing Date, the Purchaser will make all reasonable efforts to obtain and procure in co-operation with the Vendor all consents, approvals, releases, and discharges required to effect the transactions contemplated hereby.

      11.2 The Purchaser covenants with the Vendor to offer employment at closing on terms and conditions then in effect to the following employees of the Vendor employed in connection with the Business: Slavisa Ceremidzic, Jessica Yung, Ricardo Garcia, Pam Mackenzie and Mateusz Kacperski (collectively, the "Named Employees").

      11.3 The Purchaser will indemnify and save harmless the Vendor from and against:

      any breach by the Purchaser of or any inaccuracy of any representation or warranty contained in this Agreement or in any agreement, instrument, certificate or other document delivered pursuant hereto; and

      any breach or non-performance by the Purchaser of any covenant to be performed by it that is contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto.

      12. NON MERGER

      12.1 The representations, warranties, covenants, and agreements of the Vendor contained herein and those contained in the documents and instruments delivered pursuant hereto or in connection herewith will survive for a period of six months following the Closing Date, and notwithstanding the completion of the transactions contemplated hereby, the waiver of any condition contained herein (unless such waiver expressly releases the Vendor of such representation, warranty, covenant, or agreement), or any investigation by the Purchaser, same will remain in full force and effect for a period limited to six months following the Closing Date.

      12.2 The representations, warranties, covenants, and agreements of the Purchaser contained herein and those contained in the documents and instruments delivered pursuant hereto or in connection herewith will survive for a period of six months following the Closing Date, and notwithstanding the completion of the transactions contemplated hereby, the waiver of any condition contained herein (unless such waiver expressly releases the Purchaser of such representation, warranty, covenant, or agreement), or any investigation by the Vendor, same will remain in full force and effect for a period limited to six months following the Closing Date.

      13. CONDITIONS PRECEDENT

      13.1 The obligation of the Purchaser to consummate the transactions herein contemplated is subject to the fulfilment of each of the following conditions precedent at the times stipulated:

      review by the Purchaser of all materials in the possession and control of the Vendor which are germane to the decision to purchase the Business Assets;

      the Purchaser and its solicitors having had a reasonable opportunity to perform the searches and other due diligence reasonable or customary in a transaction of a similar nature to that contemplated herein and that both the Purchaser and its solicitors are satisfied with the results of such due diligence;

      the Purchaser and its accountant having had a reasonable opportunity to review the financial statements (including corporate tax returns, general ledger listings, adjusting entries and opening trial balances) of the Business, prepared in accordance with generally accepted accounting principles and that both the Purchaser and its accountant are satisfied with the content of such financial statements;

      satisfactory arrangements being made to hire hourly and salaried staff necessary to operate the Business Assets, including the Named Employees;

      the Purchaser obtaining confirmation that the names "DataMap, DataMap Enterprise, DataMap Lite, Workspace Manager and Query Manager" or similar names satisfactory to the Purchaser are available for use by the Purchaser;

      that the representations and warranties of the Vendor contained herein are true and correct on and as at the Closing Date with the same force and effect as if such representations and warranties were made as at the Closing Date, except as may be in writing disclosed to and approved by the Purchaser;

      that all the terms, covenants, conditions, agreements, and obligations hereunder on the part of the Vendor to be performed or complied with at or prior to the Closing Date, including in particular the Vendor's obligation to deliver the documents and instruments herein provided for in Clause 14, have been performed and complied with as at the Closing Date;

      that between the date hereof and the Closing Date no change, event, or circumstance has occurred which materially adversely affects the Business Assets or the prospects, operation, or condition of the Business Assets or which, significantly reduces the value of the Business Assets to the Purchaser;

      that between the date hereof and the Closing Date there has not been any substantial loss, damage, or destruction, whether or not covered by insurance, to any of the Business Assets;

      no legal or regulatory action or proceeding shall be pending or threatened by any person to enjoin, restrict or prohibit the purchase and sale of the Business Assets contemplated hereby;

      that on or before the Closing Date, there shall have been obtained from all appropriate federal, provincial, municipal or other governmental or administrative bodies such licences, permits, consents, approvals, certificates, registrations and authorizations as are required to be obtained by the Vendor to permit the change of ownership of the Business Assets contemplated hereby, and all notices, consents and approvals with respect to the transfer or assignment of the Material Contracts;

      that at the Closing Date, there shall have been delivered to the Purchaser an opinion of Vendor's counsel in form and content satisfactory to Purchaser's counsel, as provided for in Clause 14.1(k);

      that at the Closing Date, the Vendor shall have given or obtained the notices, consents and approvals described in Schedule 8 - Consents, in each case in form and substance satisfactory to the Purchaser, acting reasonably.

      The foregoing conditions of this Clause 13.1 are for the exclusive benefit of the Purchaser and may be waived in whole or in part by the Purchaser at any time. If any of the conditions contained in this Clause 13.1 shall not be performed or fulfilled at or prior to the Closing Date to the satisfaction of the Purchaser, acting reasonably, the Purchaser, may, by notice to the Vendor, terminate this Agreement and the obligations of the Vendor and the Purchaser under this agreement, provided that the Purchaser may also bring an action pursuant to Clause 10.3 against the Vendor for damages suffered by the Purchaser where the non-performance or non-fulfilment of the relevant condition is as a result of a breach of covenant, representation or warranty by the Vendor.

      13.2 The obligation of the Vendor to consummate the transactions herein contemplated is subject to the fulfilment of each of the following conditions precedent at the times stipulated:

      that the representations and warranties of the Purchaser contained herein are true and correct on and as of the Closing Date with the same force and effect as if such representations and warranties were made as at the Closing Date, except as may be in writing disclosed to and approved by the Vendor; and

      that all terms, covenants, conditions, agreements, and obligations hereunder on the part of the Purchaser to be performed or complied with at or prior to the Closing, including in particular the Purchaser's obligation to deliver the documents and instruments herein provided for in Clause 15, have been performed and complied with as at the Closing.

      The foregoing conditions of this Clause 13.2 are for the exclusive benefit of the Vendor and may be waived in whole or in part by the Vendor at any time. If any of the conditions contained in this Clause 13.2 shall not be performed or fulfilled at or prior to the Closing Date to the satisfaction of the Vendor acting reasonably, the Vendor may, by notice to the Purchaser, terminate this Agreement and the obligations of the Vendor and the Purchaser under this Agreement, provided that the Vendor may also bring an action pursuant to Clause 11.2 against the Purchaser for damages suffered by it where the non-performance or non-fulfilment of the relevant condition is as a result of a breach of covenant, representation or a warranty by the Purchaser.

      14. TRANSACTIONS OF THE VENDOR AT THE CLOSING

      14.1 At the Closing Date, the Vendor will execute and deliver or cause to be executed and delivered all deeds, conveyances, bills of sale, transfers, assignments, agreements, certificates, documents, and instruments as may be necessary to effectively vest good and marketable title to the Business Assets in the Purchaser free and clear of any Encumbrances and without limiting the foregoing, will execute and deliver or cause to be executed and delivered:

      the Assignment and Assumption Agreement;

      a bill of sale (Absolute) for the Business Assets;

      all deeds of conveyance, bills of sale, transfer and assignments, in form and content satisfactory to the Purchaser's solicitors, appropriate to effectively vest a good and marketable title to the Business Assets in the Purchaser to the extent contemplated by this Agreement, and immediately registrable in all places where registration of such instruments is required;

      all consents or approvals obtained by the Vendor for the purpose of validly assigning the Leasehold Property and the Material Contracts;

      possession of the Business Assets;

      a general conveyance of the Business Assets;

      all consents, approvals, releases, and discharges as may be required to effect the transactions contemplated hereby, including in particular those described in Schedule 8 - Consents;

      signed letters on the Vendor's letterhead in the form attached hereto as Schedule 10 and addressed envelopes directed to each of the regular customers of the Business;

      a certified copy of a resolution of the Directors of the Vendor duly passed authorizing the execution and delivery of this Agreement and the completion of the transactions contemplated hereby;

      if applicable, a certified copy of a special resolution of the shareholders of the Vendor duly passed authorizing and approving the sale of the Business Assets as contemplated hereby;

      the favourable legal opinion of the solicitors for the Vendor, in form satisfactory to solicitors for the Purchaser, to the effect that all necessary steps and corporate proceedings have been taken by the Vendor to permit the sale of the Business Assets as contemplated hereby, that this Agreement and all documents and instruments delivered pursuant hereto have been duly and validly authorized, executed, and delivered by the Vendor and will constitute valid and legally binding obligations of the Vendor, and confirming such other matters as the Purchaser's solicitors may reasonably require;

      a Non-Competition Agreement in the form attached hereto as Schedule 9, duly executed by the Vendor and the Principal;

      all such documents and instruments as may be necessary to transfer or assign the Intellectual Property;

      executed releases by any third parties which have any Encumbrances against the Business Assets;

      an executed Section 167 ETA election form; and

      all such other documents and instruments as the Purchaser's solicitors may reasonably require.

      15. TRANSACTIONS OF THE PURCHASER AT THE CLOSING

      15.1 At the Closing the Purchaser will deliver or cause to be delivered to the Vendor:

      a wire transfer for the Purchase Price pursuant to Clause 4.1 herein;

      a certified copy of a resolution of the directors of the Purchaser duly passed authorizing the execution and delivery of this Agreement and the completion of the transactions contemplated hereby;

      the Assignment and Assumption Agreement; and

      all such other documents and instruments as the Vendor or its solicitors may reasonably require.

      16. FAILURE TO CLOSE

      16.1 Unless extended in writing by Principal and Purchaser, in the event that the purchase of the Business Assets fails to close, on or before the Closing Date in accordance with the terms of this Agreement, then the Agreement will be null and void and the obligations of the Principal, Vendor, and Purchaser relating to this Agreement shall cease other than the provisions relating to the Deposit, confidentiality and non-disclosure provisions contained in Clauses 6.1 and 9.1 respectively.

      17. TAXES

      17.1 If necessary, the Purchaser and the Vendor shall elect jointly under Subsection 167(1) of the ETA, in the form prescribed for the purposes of that subsection, in respect of the sale and transfer of the Business Assets, hereunder and the Vendor shall file such election in its GST return for its reporting period that includes the Closing Date.

      17.2 The Purchaser shall be liable for and shall pay all federal and provincial sales taxes (including any retail sales taxes and land transfer taxes) and all other taxes, duties, fees or other like charges of any jurisdiction properly payable in connection with the transfer of the Business Assets by the Vendor to the Purchaser.

      17.3 The Purchaser shall forthwith prepare and file with the Director of Investments under the Investment Canada Act all necessary notices and applications to obtain approval for the purchase of the Assets and shall diligently comply with all reasonable requirements of the Director for the purpose of obtaining such approval, provided that nothing contained in this Agreement shall require the Purchaser to enter into any covenant or undertaking that, in the opinion of the Purchaser, would be materially adverse to it or to its operation of the Business Assets.

      18. ASSETS AT RISK

      18.1 From the date hereof to the Closing Date, the Business Assets will remain at the risk of the Vendor. If any of the Business Assets are lost, damaged, or destroyed prior to the time of Closing, the Purchaser may in lieu of terminating this Agreement pursuant to Clause 13.1 elect by notice in writing to the Vendor to complete the purchase to the extent possible, and at the option of the Purchaser, either:

      the Purchase Price will be reduced by an amount equal to the cost of making good such loss, damage, or destruction; or

      the Vendor will assign and pay over to the Purchaser all insurance monies payable in respect of such loss, damage, or destruction.

      19. AGENTS

      19.1 The Vendor warrants to the Purchaser that no agent or other intermediary has been engaged by the Vendor in connection with the purchase and sale herein contemplated, and if there are any agent's commissions which become due and payable such costs and expenses will be the sole liability of the Vendor.

      20. FURTHER ASSURANCES

      20.1 From time to time subsequent to the Closing Date, the parties covenant and agree, at the expense of the requesting party, to promptly execute and deliver all such further documents and instruments and do all such further acts and things as may be required to carry out the full intent and meaning of this Agreement and to effect the transactions contemplated hereby.

      21. ASSIGNMENT

      21.1 This Agreement may not be assigned by any party hereto without the prior written consent of the other parties hereto.

      22. SUCCESSORS AND ASSIGNS

      22.1 This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

      23. COUNTERPARTS

      23.1 This Agreement may be executed in several counterparts, each of which will be deemed to be an original and all of which will together constitute one and the same instrument.

      24. NOTICES

      24.1 Any notice required or permitted to be given under this Agreement will be in writing and may be given by delivering, sending by electronic facsimile transmission or other means of electronic communication capable of producing a printed copy, or sending by prepaid registered mail posted in Canada, the notice to the following address or number:

      if to the Vendor:

      EAESW Inc. doing business as Strata Web Systems Ltd.
      Suite 855, 700 4th Avenue SW
      Calgary, Alberta T2P 3J4

      Facsimile: (403) 262-3518

      if to the Purchaser:

      Storage Alliance Inc.
      Suite 725, 435 4th Avenue SW
      Calgary, Alberta T2P 3A8

      Facsimile: (403) 262-0276

      if to the Principal:

Petroleum Place, Inc.
1221 Lamar, Suite 1400
Houston, Texas, USA 77010

Facsimile: (713) 481-2005

(or to such other address or number as any party may specify by notice in writing to another party).

24.2 Any notice delivered or sent by electronic facsimile transmission or other means of electronic communication capable of producing a printed copy on a business day will be deemed conclusively to have been effectively given on the day the notice was delivered, or the transmission was sent successfully to the number set out above, as the case may be.

24.3 Any notice sent by prepaid registered mail will be deemed conclusively to have been effectively given on the third business day after posting; but if at the time of posting or between the time of posting and the third business day thereafter there is a strike, lockout, or other labour disturbance affecting postal service, then the notice will not be effectively given until actually delivered.

25. TENDER

25.1 Tender may be made upon the Vendor or Purchaser or upon the solicitors for the Vendor or Purchaser and money may be tendered by bank draft issued by a Canadian chartered bank. If the Vendor or the Purchaser is comprised of more than one person, then tender on any one person will be sufficient.

2 REFERENCES TO AGREEMENT

26.1 The terms "this Agreement", "hereof", "herein", "hereby", "hereto", and similar terms refer to this Agreement and not to any particular clause, paragraph or other part of this Agreement. References to particular clauses are to clauses of this Agreement unless another document is specified.

IN WITNESS WHEREOF the parties have executed and delivered these presents on August ___, 2003.

VENDOR:

EAESW INC. doing business as Strata Web Systems Ltd.

Per: /s/ signed
Name:
Title:

PRINCIPAL:

PETROLEUM PLACE, INC.

Per: /s/ signed
Name:
Title:

PURCHASER:

STORAGE ALLIANCE INC.

Per: /s/ signed
Name: Jeff Ascah
Title: President and Chief Financial Officer

SCHEDULE 1

FINANCIAL STATEMENTS

SCHEDULE 2

LEASEHOLD PROPERTY

SCHEDULE 3

EQUIPMENT

  All office furnishings and equipment located at Suite 855, 700 - 4th Avenue SW, Calgary, Alberta. Including tradeshow booth and boardroom table.

  Hardware and computing equipment, as outlined in the following tables.

	Computers	CPU	RAM (MB)	Disk (GB)	OS	Description
2	Compaq Proliant DL580	Dual Xeon 700	1024	4x18	Win2k Server	Production web and database
1	StorageWorks 4100			12x18		Production Database Disk array
1	Compaq Proliant 1600	Dual P2-450	320	4x9	Win2k Server	Development Web
1	Compaq Proliant 1600	Dual P2-350	320	3x4, 7x18	Win2k Server	Development Database
1	HP Netserver LH Pro	Ppro 200	128	15	Win2k Server	Fileserver
1	Dell Dimension 4100	P3-600	128	2x80	Linux	Fileserver
1	Generic PC	P2-300	128	10	Linux	Firewall/VPN
1	Generic PC	P2-233	128	6	Win2k Server	Primary Domain Controller
1	Generic PC	Duron 1.0	224	8	Win2k Server	Backup Domain Controller
1	Dell Dimension 4100	P3-600	128	10	Linux	VPN Device
1	Dell Dimension 4100	P3-600	256	40	Win2k Server	Loader PC
1	DEC DigitalServer 5000	Dual P2-266	512	9	N/A	Not in service
4	Dell Dimension 4100	P3-750	512	20	Win2k Pro	Developer workstations
2	Generic PC	P2-300	128	10	Win2k Pro	Other workstations
1	Dell Latitude	P3-633	256	20	Win2k Pro	Notebook computer
1	Nokia IP330				IPSO	Checkpoint NG FP2

Monitors
1	Rack Mount 17" LCD
1	Mitsubishi LSA820W 18" LCD
1	Sony Trinitron 19"
10	17" Monitors
4	15" Monitors
Other Computing Equipment
2	3Com 24 Port, 10/100Mbps Switch
1	3Com 8 Port 10Mbit Hub
1	APC SmartUPS 3000
2	APC SmartUPS 1400
1	8 Port KVM
1	HP 4050N Laser Printer
1	Canon PC1080F Copier/Fax

SCHEDULE 4

MATERIAL CONTRACTS

1. Business Relationship Agreement, dated September 19, 1996, between Strata Web Systems Ltd. and International Petrodata Limited, as amended by an Addendum Agreement #1, effective November 1, 1997, and as amended by an Addendum Agreement #2, undated.

2. Internet Distribution Agreement, dated July 17, 1997, between Strata Web Systems Ltd. and QC Data Petroleum Services Ltd.

3. Licence Agreement, dated March 1, 1998, between Strata Web Systems Ltd. and Talisman Energy Inc., as amended by a letter agreement, undated 2003.

4. IT Services Agreement, undated, between Strata Web Systems Ltd. and Talisman Energy Inc.

5. Memorandum of Understanding, dated January 11, 1999, between Strata Web Systems Ltd. and Sigma Explorations Inc., as amended by an Addendum Agreement, dated March 27, 2003.

6. Agreement, dated October 1, 1999, between Strata Web Systems Ltd. and TransCanada Pipelines Limited.

7. Service Agreement, dated June 6, 2000, between Strata Web Systems Ltd. and Telus Services Inc.

8. Web Site Hosting Agreement, dated July 13, 2000, between Strata Web Systems Ltd. and Alberta Energy and Utilities Board, as amended by a letter agreement, dated March 28, 2002.

9. Software Hosting and Licensing Agreement, dated April 27, 2001, between Petroleum Place, Inc. and Autodesk, Inc.

10. Data Licensing Agreement, dated September 30, 2002, between Strata Web Systems Ltd. and International Datashare Corporation.

11. Webpix Portal Distributor Agreement, dated December 18, 2002, between Strata Web Systems Ltd. and Pixxures Canada, Inc.

12. Data Distribution Agreement, dated April 4, 2003, between Strata Web Systems Ltd. and Nickle's Energy Group.

13. Data Licensing Agreement C0219, dated May 1, 2003, between Strata Web Systems Ltd. and International Datashare Corporation.

SCHEDULE 5

INTELLECTUAL PROPERTY

Asset	Comments
DataMap software	Software code, database model and computer processes developed to deliver online maps and GIS functionality.
DataMap Enterprise custom software	Software and processes employed to deliver custom components to DataMap Enterprise client. This code base and technical know-how can be employed to deliver similar functionality to other clients.
DataMap Lite	Relevant data to service companies is provided with the same functionality as DataMapTM, but does not include seismic, pipelines, or facilities information
Workspace Manager	The Workspace Manager enables the creation of custom views of the GIS interface based on chosen criteria in geographic areas of interest.
Query Manager

Query Manager is an intuitive search tool that enables users to quickly search for specific data using multiple criteria such as province, operator, contractor, well status, working interest, etc. Query results can be saved and viewed in a report, exported or posted directly on the map, for easy viewing

Contracts	Current software licensing and map Hosting agreements totalling approximately $400k/year.
Professional Services	Technical expertise and long-term client relationships that resulted in billings of over $150k in 2002.
Data supplier agreements	Existing agreements to provide map content as well as revenue share on data sales.

Licensed Software
8	Windows 2000 Server
8	Windows 2000 Professional
8	MS Office XP Professional
4	Visual Studio .Net Professional
3	MS Visio 2002 Professional
1	MS Project 2002 Standard
1	Oracle Networking - 32 user
1	Oracle Server - 32 user
1	Checkpoint NG Software Subscription
2	Autodesk MapGuide Server Release 5
5	Autodesk MapGuide Author Release 5
1	Autodesk MapGuide SHP File Extension

SCHEDULE 6

PERMITS AND LICENSES

SCHEDULE 7

ASSIGNMENT AND ASSUMPTION AGREEMENT

SCHEDULE 8

CONSENTS

1. Consent to the assignment to Storage Alliance Inc. of the Internet Distribution Agreement, dated July 17, 1997, between Strata Web Systems Ltd. and QC Data Petroleum Services Ltd.

2. Consent to the assignment to Storage Alliance Inc. of the IT Services Agreement, undated, between Strata Web Systems Ltd. and Talisman Energy Inc.

3. Consent to the assignment to Storage Alliance Inc. of the Memorandum of Understanding, dated January 11, 1999, between Strata Web Systems Ltd. and Sigma Explorations Inc., as amended by an Addendum Agreement, dated March 27, 2003.

4. Consent to the assignment to Storage Alliance Inc. of the Agreement, dated October 1, 1999, between Strata Web Systems Ltd. and TransCanada Pipelines Limited.

5. Consent to the assignment to Storage Alliance Inc. of the Service Agreement, dated June 6, 2000, between Strata Web Systems Ltd. and Telus Services Inc.

6. Consent to the assignment to Storage Alliance Inc. of the Web Site Hosting Agreement, dated July 13, 2000, between Strata Web Systems Ltd. and Alberta Energy and Utilities Board, as amended by a letter agreement, dated March 28, 2002.

7. Consent to the assignment to Storage Alliance Inc. of the Software Hosting and Licensing Agreement, dated April 27, 2001, between Petroleum Place, Inc. and Autodesk, Inc.

8. Consent to the assignment to Storage Alliance Inc. of the Office Lease, dated December 3, 2002, between EAESW Inc. (operating as Strata Web Systems) and O&Y Reit Holdings Inc.

9. Consent to the assignment to Storage Alliance Inc. of the Webpix Portal Distributor Agreement, dated December 18, 2002, between Strata Web Systems Ltd. and Pixxures Canada, Inc.

10. Consent to the assignment to Storage Alliance Inc. of the Data Distribution Agreement, dated April 4, 2003, between Strata Web Systems Ltd. and Nickle's Energy Group.

11. Consent to the assignment to Storage Alliance Inc. of the Data Licensing Agreement C0219, dated May 1, 2003, between Strata Web Systems Ltd. and International Datashare Corporation.

SCHEDULE 9

NON-COMPETITION AGREEMENT

SCHEDULE 10

FORM OF LETTER TO REGULAR CUSTOMERS

[letterhead of Storage Alliance]

Address

Attention:

Dear Sirs:

Re: Consent to the assignment to Storage Alliance Inc. of the _____ [agreement requiring consent] dated __ between Strata Web Systems and ___.

This letter is to inform you that pursuant to an Asset Purchase Agreement dated August 14, 2003, between Strata Web and our company, Strata Web has agreed to sell to us its internet and intranet mapping and information management software business known as Strata Web. The purchase is scheduled to close on Friday August 29, 2003 at which time we will assume ownership and assignment of Strata Web's business. We intend to carry on the business currently operated by Strata Web.

Your current agreement with Strata Web requires your consent for any assignment. Consequently, we are hereby requesting your approval and consent to the assignment of your agreement to our company.

We understand that you and Strata Web have had a favorable business relationship and we look forward to continuing that relationship into the future.

Please sign this letter where indicated below and return this letter to our company via fax at (403) 262-0276 by 11 am on Friday, August 29, 2003 if at all possible. Please do not hesitate to call me at (403) 699-8401 if you have any questions or concerns regarding any of the above.

Yours truly,

STORAGE ALLIANCE INC.

Per:

JEFF ASCAH